Appendix 3B

New issue announcement

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information  or  documents  not  available  now  must  be  given  to  ASX  as  soon  as  available.   Information  and

documents given to ASX become ASX’s property and may be made public.

Introduced 01/07/96  Origin: Appendix 5  Amended 01/07/98, 01/09/99, 01/07/00, 30/09/01, 11/03/02, 01/01/03, 24/10/05, 01/08/12

Name of entity

NOVOGEN LIMITED

ABN

37 063 259 754

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1

+Class  of   +securities  issued  or  to

1.     Ordinary Shares

be issued

2.     Unlisted Convertible Notes

2

Number   of  +securities  issued  or  to

1.     1,800,000 Ordinary Shares

be  issued  (if  known)  or  maximum

2.     Unlisted     Convertible    Note    with    value    of

number which may be issued

$1,500,000 divided amongst vendors entitling the

Vendors to convert to 60,000,000 Shares.

3

Principal   terms   of  the   +securities

1.     Ordinary Shares

(eg,  if  options,  exercise  price  and

Rank pari passu with existing Ordinary Shares

expiry     date;     if     partly     paid

2.     Convertible Notes

+securities,  the  amount  outstanding

 The  face  value  of  the  unlisted  convertible  note

and    due   dates   for   payment;   if

is $1,500,000;

+convertible

securities,

the

 If  all  the  Convertible  Notes  were  converted  by

conversion    price    and    dates    for

the   note   holders   to   Shares,   the   note   holders

conversion)

would,   based   on   the   agreed   issue   price   of

$0.025    per    share,    be    issued    in    aggregate

60,000,000 Shares;

 The Convertible Notes may be exercised at each

note holders discretion;

 The  Convertible  Notes  may  not  be  converted

until   the   completion  of     milestones   as   noted

under  Resolution  4  of  the  Notice  of  Meeting

and  Explanatory  Memorandum  for  the  general

meeting held on 19 April 2013; and

 The  Ordinary  shares  issued  upon  conversion  of

the  Convertible  Note  will  rank  pari  passu  with

existing Ordinary Shares.

+ See chapter 19 for defined terms.

01/08/2012

Appendix 3B  Page 1

Appendix 3B

New issue announcement

Do  the   +securities  rank  equally  in

1.     The  ordinary  shares  rank  pari  passu  with

all    respects    from    the    date    of

existing ordinary shares.

allotment  with  an  existing  +class of

2.     On  conversion  of  the  Convertible  Note,  the

quoted  +securities?

Ordinary  Shares  issued  will  rank  pari  passu

with existing Ordinary Shares.

If  the  additional  securities  do  not

rank equally, please state:

    the date from which they do

    the     extent     to     which     they

participate      for      the      next

dividend,  (in  the  case  of a  trust,

distribution)

or

interest

payment

    the  extent  to  which  they  do  not

rank    equally,    other    than    in

relation   to   the   next   dividend,

distribution or interest payment

5

Issue price or consideration

1.     Issue price of $0.025 per share.

2.     $1,500,000 for the Convertible Note.

6

Purpose of the issue

1.     As  part  satisfaction  of  the  purchase  by  the

(If  issued  as  consideration  for  the

Company     of     the     shares     in     Triaxial

acquisition     of     assets,     clearly

Pharmaceuticals  from  Phytose  Corporation

identify those assets)

in the Triaxial Pharmaceuticals purchase.

2.     As  repayment  of  the  outstanding  principal

on  the  loan  owed  to  the  Vendors  of Triaxial

Pharmaceuticals.

6a

Is  the  entity  an  +eligible  entity  that     No

has     obtained     security     holder

approval under rule 7.1A?

If  Yes,  complete  sections  6b  –  6h

in   relation   to   the   +securities   the

subject  of  this  Appendix  3B,  and

comply with section 6i

6b

The    date     the    security    holder     N/A

resolution   under   rule   7.1A   was

passed

6c

Number     of      +securities     issued     N/A

without   security   holder   approval

under rule 7.1

6d

Number  of  +securities  issued  with     N/A

security  holder  approval  under  rule

7.1A

+ See chapter 19 for defined terms.

Appendix 3B Page 2

01/08/2012

Appendix 3B

New issue announcement

6e

Number  of  +securities  issued  with     N/A

security  holder  approval  under  rule

7.3,   or   another   specific   security

holder   approval   (specify   date   of

meeting)

6f

Number  of  securities  issued  under     N/A

an exception in rule 7.2

6g

If    securities    issued    under    rule     N/A

7.1A,  was  issue  price  at  least  75%

of   15   day   VWAP   as   calculated

under   rule   7.1A.3?     Include   the

issue date and both values.  Include

the      source      of      the      VWAP

calculation.

6h

If  securities  were  issued  under  rule     N/A

7.1A   for   non-cash   consideration,

state   date   on   which   valuation   of

consideration  was  released  to  ASX

Market Announcements

6i

Calculate   the   entity’s   remaining     Refer Annexure 1

issue  capacity  under  rule  7.1  and

rule  7.1A  –  complete  Annexure  1

and     release     to     ASX     Market

Announcements

7

Dates   of  entering   +securities  into     28 June 2013

uncertificated  holdings  or  despatch

of certificates

Number

+Class

8

Number      and

+class      of      all     138,276,033

Ordinary Shares

+securities      quoted      on      ASX

(including  the  securities  in  section

2 if applicable)

+ See chapter 19 for defined terms.

01/08/2012

Appendix 3B  Page 3

Appendix 3B

New issue announcement

Number

+Class

9

Number      and

+class      of      all     2,007,216

Unlisted options with

+securities   not   quoted   on   ASX

various exercise dates

(including  the  securities  in  section

and prices.

2 if applicable)

Face Value $1,500,000

(NRTNEW)

Unlisted

Convertible Notes

10

Dividend  policy  (in  the  case  of  a     N/A

trust,   distribution   policy)   on   the

increased capital (interests)

Part 2 - Bonus issue or pro rata issue

11

Is

security

holder

approval

required?

12

Is   the   issue   renounceable   or   non-

renounceable?

13

Ratio  in  which  the   +securities  will

be offered

14

+Class  of   +securities  to  which  the

offer relates

15

+Record

date

to

determine

entitlements

16

Will  holdings  on  different  registers

(or  subregisters)  be  aggregated  for

calculating entitlements?

17

Policy  for  deciding  entitlements  in

relation to fractions

18

Names   of   countries   in   which   the

entity   has    +security   holders   who

will     not     be     sent     new     issue

documents

Note:   Security   holders   must   be   told   how   their

entitlements are to be dealt with.

Cross reference: rule 7.7.

19

Closing     date     for     receipt     of

acceptances or renunciations

20

Names of any underwriters

+ See chapter 19 for defined terms.

Appendix 3B Page 4

1/1/2003

Appendix 3B

New issue announcement

Amount  of  any  underwriting  fee  or

commission

22

Names of any brokers to the issue

23

Fee  or  commission  payable  to  the

broker to the issue

24

Amount of any handling fee payable

to  brokers  who  lodge  acceptances

or    renunciations    on    behalf    of

+security holders

25

If    the    issue    is    contingent    on

+security holders’ approval, the date

of the meeting

26

Date    entitlement    and    acceptance

form   and   prospectus   or   Product

Disclosure  Statement  will  be  sent  to

persons entitled

27

If  the  entity  has  issued  options,  and

the  terms  entitle  option  holders  to

participate  on  exercise,  the  date  on

which  notices  will  be  sent  to  option

holders

28

Date   rights   trading   will   begin   (if

applicable)

29

Date   rights   trading   will   end   (if

applicable)

30

How  do   +security  holders  sell  their

entitlements    in    full    through    a

broker?

31

How  do   +security  holders  sell  part

of    their    entitlements    through    a

broker and accept for the balance?

+ See chapter 19 for defined terms.

01/08/2012

Appendix 3B  Page 5

Appendix 3B

New issue announcement

How do  +security holders dispose of

their   entitlements   (except   by   sale

through a broker)?

33

+Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34

Type of securities

(tick one)

(a)

Securities described in Part 1

(b)

All other securities

Example:  restricted  securities  at  the  end  of  the  escrowed  period,  partly  paid  securities  that  become  fully  paid,  employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick  to  indicate  you  are  providing  the  information  or documents

35

If  the   +securities  are   +equity  securities,  the  names  of  the  20  largest  holders  of  the additional  +securities,  and  the  number  and  percentage  of  additional  +securities  held  by those holders

36

If   the    +securities   are    +equity   securities,   a   distribution   schedule   of   the   additional

+securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37

A copy of any trust deed for the additional  +securities

+ See chapter 19 for defined terms.

Appendix 3B Page 6

01/08/2012

Appendix 3B

New issue announcement

Entities that have ticked box 34(b)

38

Number    of    securities    for    which

+quotation is sought

39

Class     of      +securities    for     which

quotation is sought

40

Do  the  +securities  rank  equally in  all

respects  from  the  date  of  allotment

with   an   existing    +class   of   quoted

+securities?

If   the   additional   securities   do   not

rank equally, please state:

    the date from which they do

    the     extent     to     which     they

participate  for  the  next  dividend,

(in     the     case     of     a     trust,

distribution) or interest payment

    the  extent  to  which  they  do  not

rank    equally,    other    than    in

relation   to   the   next   dividend,

distribution or interest payment

41

Reason   for   request   for   quotation

now

Example:  In  the  case  of  restricted  securities,  end  of restriction period

(if     issued     upon     conversion     of

another  security,  clearly  identify that

other security)

Number

+Class

42

Number  and   +class  of  all  +securities

quoted    on    ASX    (including    the

securities in clause 38)

+ See chapter 19 for defined terms.

01/08/2012

Appendix 3B  Page 7

Appendix 3B

New issue announcement

Quotation agreement

1

+Quotation  of  our  additional  +securities  is  in  ASX’s  absolute  discretion.   ASX  may

quote the  +securities on any conditions it decides.

2

We warrant the following to ASX.



The  issue  of  the   +securities  to  be  quoted  complies  with  the  law  and  is  not for an illegal purpose.



There is no reason why those  +securities should not be granted  +quotation.



An  offer  of  the   +securities  for  sale  within  12  months  after  their  issue  will not  require  disclosure  under  section  707(3)  or  section  1012C(6)  of  the

Corporations Act.

Note:  An  entity  may  need  to  obtain  appropriate  warranties  from subscribers  for  the  securities  in  order  to  be  able  to  give this warranty



Section 724 or section 1016E of the Corporations Act does not apply to any

applications  received  by  us  in  relation  to  any   +securities  to  be  quoted  and

that  no-one  has  any  right  to  return  any    +securities  to  be  quoted  under

sections  737,  738  or  1016F  of  the  Corporations  Act  at  the  time  that  we request that the  +securities be quoted.



If  we  are  a  trust,  we  warrant  that  no  person  has  the  right  to  return  the

+securities  to  be  quoted  under  section 1019B of the Corporations Act  at  the time that we request that the  +securities be quoted.

3

We  will  indemnify  ASX  to  the  fullest  extent  permitted  by  law  in  respect  of  any

claim,   action   or   expense   arising   from   or   connected   with   any   breach   of   the

warranties in this agreement.

4

We   give   ASX   the   information   and   documents   required   by  this  form.     If  any

information  or  document  not  available  now,  will  give  it  to  ASX  before   +quotation

of  the  +securities  begins.   We  acknowledge  that  ASX  is  relying  on  the  information and documents.  We warrant that they are (will be) true and complete.

Sign here:

............................................................  Date: ..28/06/2013....

(Company secretary)

Print name:

..Andrew Bursill......................................

== == == == ==

+ See chapter 19 for defined terms.

Appendix 3B Page 8

01/08/2012

Appendix 3B

New issue announcement

Appendix 3B – Annexure 1

Calculation of placement capacity under rule 7.1 and rule

7.1A for  +eligible entities

Introduced 01/08/12

Part 1

Rule 7.1 – Issues exceeding 15% of capital

  Step 1: Calculate “A”, the base figure from which the placement capacity is calculated

Insert number of fully paid ordinary

103,805,676

securities on issue 12 months before date

of issue or agreement to issue

Add the following:

  •    Number of fully paid ordinary securities

issued in that 12 month period under an

exception in rule 7.2

34,470,357

  •    Number of fully paid ordinary securities

issued in that 12 month period with

shareholder approval

  •    Number of partly paid ordinary securities

that became fully paid in that 12 month

period

Note:

 •    Include only ordinary securities here –

other classes of equity securities cannot

be added

 •    Include here (if applicable) the securities

the subject of the Appendix 3B to which

this form is annexed

 •    It may be useful to set out issues of

securities on different dates as separate

line items

Subtract the number of fully paid ordinary

-

securities cancelled during that 12 month

period

  “A”

138,276,033

+ See chapter 19 for defined terms.

01/08/2012

Appendix 3B Page 9

Appendix 3B

New issue announcement

  Step 2: Calculate 15% of “A”

  “B”

0.15

[Note: this value cannot be changed]

Multiply “A” by 0.15

20,741,404

  Step 3: Calculate “C”, the amount of placement capacity under rule

7.1 that has already been used

Insert number of equity securities issued or

agreed to be issued in that 12 month period

not counting those issued:

  •    Under an exception in rule 7.2

-

  •    Under rule 7.1A

  •    With security holder approval under rule

7.1 or rule 7.4

Note:

 •    This applies to equity securities, unless

specifically excluded – not just ordinary

securities

 •    Include here (if applicable ) the

securities the subject of the Appendix

3B to which this form is annexed

 •    It may be useful to set out issues of

securities on different dates as separate

line items

  “C”

-

  Step 4: Subtract “C” from [“A” x “B”] to calculate remaining placement capacity under rule 7.1

  “A” x 0.15

20,741,404

Note: number must be same as shown in

Step 2

Subtract “C”

-

Note: number must be same as shown in

Step 3

Total [“A” x 0.15] – “C”

20,741,404

[Note: this is the remaining placement

capacity under rule 7.1]

+ See chapter 19 for defined terms.

Appendix 3B Page 10

01/08/2012

Appendix 3B

New issue announcement

Part 2

Rule 7.1A – Additional placement capacity for eligible entities

Step 1: Calculate “A”, the base figure from which the placement capacity is calculated

  “A”

N/A

Note: number must be same as shown in

Step 1 of Part 1

  Step 2: Calculate 10% of “A”

  “D”

0.10

Note: this value cannot be changed

Multiply “A” by 0.10

N/A

Step 3: Calculate “E”, the amount of placement capacity under rule

7.1A that has already been used

Insert number of equity securities issued or     N/A

agreed to be issued in that 12 month period

under rule 7.1A

Notes:

 •    This applies to equity securities – not

just ordinary securities

 •    Include here – if applicable – the

securities the subject of the Appendix

3B to which this form is annexed

 •    Do not include equity securities issued

under rule 7.1 (they must be dealt with

in Part 1), or for which specific security

holder approval has been obtained

 •    It may be useful to set out issues of

securities on different dates as separate

line items

  “E”

N/A

+ See chapter 19 for defined terms.

01/08/2012

Appendix 3B Page 11

Appendix 3B

New issue announcement

  Step 4: Subtract “E” from [“A” x “D”] to calculate remaining placement capacity under rule 7.1A

  “A” x 0.10

N/A

Note: number must be same as shown in

Step 2

Subtract “E”

N/A

Note: number must be same as shown in

Step 3

Total [“A” x 0.10] – “E”

N/A

Note: this is the remaining placement

capacity under rule 7.1A

+ See chapter 19 for defined terms.

Appendix 3B Page 12

01/08/2012